AB 3/12

KH 3/10

SEC Mail Processing Section
MAR 01 2011
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerging Manager Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 East 59th Street, 11th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eckel 646-576-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210 (Address) Somerset (City) NJ (State) 08873 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019436

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Paul Eckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Manager Advisors LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

2/24/11

Notary Public

KOSTADINOS ERACLEOUS
Notary Public - State of New York
NO. 01ER6210040
Qualified in Queens County
My Commission Expires Aug 10 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emerging Manager Advisors, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2010

Emerging Manager Advisors, LLC
Index to the Financial Statements
December 31, 2010

RRBB
Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Report of Independent Registered Public Accounting Firm

To the Member of
Emerging Manager Advisors, LLC

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 24, 2011

Emerging Manager Advisors, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Current Assets	
Cash	$ 90,195
Accounts receivable	27,904
Prepaid expenses	434
Advance to member	4,000
Total Assets	122,533
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	7,000
Due to member	2,100
Total Liabilities	9,100
Commitments and Contingencies	-
Member's Equity	113,433
Total Liabilities and Member's Equity	$ 122,533

Emerging Manager Advisors, LLC
Statement of Operations
Year Ended December 31, 2010

Revenues	
Referral fees	$ 36,156
Total revenues	36,156
Operating Expenses	
Accounting fees	10,000
Audit fees	6,000
Regulatory fees	545
License	410
Professional liability insurance	363
Occupancy	5,400
Office supplies	540
Total Operating Expenses	23,258
Net Income	$ 12,898

See accompanying notes to the financial statements.

Emerging Manager Advisors, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 104,700	$ (4,165)	$ 100,535
Capital Contributions by Member	50,000	-	50,000
Capital Draws by Member	(50,000)	-	(50,000)
Net Income for the Year Ended December 31, 2010	-	12,898	12,898
Balance, December 31, 2010	$ 104,700	$ 8,733	$ 113,433

See accompanying notes to the financial statements.

Emerging Manager Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net Income	$ 12,898
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
(Increases) in Assets	
Accounts receivable	(27,904)
Prepaid expenses	(389)
Increases in Liabilities	
Accounts payable	7,000
Due to member	2,100
Net Cash Used in Operating Activities	(6,295)
Cash Flows From Financing Activities	
Proceeds from member advances	50,000
Payments of member advances	(54,000)
Net Cash Used in Financing Activities	(4,000)
Net Decrease in Cash	(10,295)
Cash, Beginning of Year	100,490
Cash, End of Year	$ 90,195
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Emerging Manager Advisors, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed in the State of Delaware on February 2, 2009 for the purpose of acting as a marketer and consultant for hedge funds, and providing investment banking and advisory services to primarily institutional clients. The Company will not hold customer funds or safekeep customer securities. The Company will continue until December 31, 2038 unless extended as provided for in the Company's operating agreement. The Company's registration as a broker-dealer with the SEC and FINRA became effective April 26, 2010. The Company is headquartered in New York, New York and is licensed to do business in New York.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are non-interest bearing obligations due per referral agreement terms. Management reviews and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2010, the accounts receivable balance was evaluated by management and considered fully collectible and no allowance for doubtful accounts was necessary.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on its tax returns.

Referral Fees, Commissions and Revenue Recognition

Referral fees are earned from private placement of securities and brokering selling interests in unregistered private investment funds activities. Fees are earned pursuant to contract terms with clients, based on earnings and performance fees earned by the funds during the year.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2010 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 24, 2011 which is the date the financial statements were available to be issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

During the year ended December 31, 2010, all referral fees were earned from one client referral agreement.

At December 31, 2010, total accounts receivable were due from this one client.

ADVANCE TO MEMBER

In December 2010, the Company's member was advanced $4,000, which was repaid in January 2011 without interest.

COMMITMENTS AND CONTINGENCIES

The Company entered into a license agreement to sub-lease its office space in New York at a rate of $1,000 per month plus phone charges. The license agreement, with an initial term of one year, expired on December 31, 2010, and includes an option to extend the term by up to two one-year extensions. The lessor, a client of the Company's member, waived the monthly charges until the Company began its broker-dealer operations in May 2010. Rent expense accrued under this agreement amounted to $8,000 for the year ended December 31, 2010, however, the lessor again waived all rent charges owed for 2010, resulting in zero net rent expense for the year ended December 31, 2010.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $81,095, which was $76,095 in excess of its required net capital. The Company's net capital ratio was .11 to 1.

RELATED PARTY TRANSACTIONS

In March 2010, the member made a $50,000 capital contribution which it withdrew from the Company within thirty days.

In December 2010, the Company made a $4,000 advance to its member, which was repaid in January 2011 without interest.

The Company is owned by a single member, Emerging Manager, LLC. The Company's President and Chief Executive Officer owns 83.5% of Emerging Manager, LLC.

The Company's member provides the Company with certain administrative support services on a month to month basis as well as pays expenses on a reimbursable basis for the Company. Expenses under this arrangement amounted to $5,400 for the year ended December 31, 2010. As of December 31, 2010, the Company owed $2,100 to its member.

Emerging Manager Advisors, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2010

NET CAPITAL	
Total Members' Equity	$ 113,433
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable	27,904
Prepaid expenses	434
Advance to member	4,000
Total Non-Allowable Assets	32,338
Net Capital	$ 81,095
AGGREGATE INDEBTEDNESS	$ 9,100
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 607
Minimum dollar net capital requirement	$ 5,000
Excess Net Capital at 1,500 percent	$ 76,095
Excess Net Capital at 1,000 percent	$ 80,185
Ratio of Aggregate Indebtedness to Net Capital	.11 to 1

Statement Pursuant to Rule 17a-d(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17a-5(a) as of December 31, 2010 was not reported as there are no material differences between the Company's computation of net capital and the computation contained herein.

See independent auditor's report.

Emerging Manager Advisors, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

RRBB

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Report of Independent Registered Public Accounting Firm on Internal Control Structure

To the Member of
Emerging Manager Advisors, LLC

In planning and performing our audit of the financial statements of Emerging Manager Advisors, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Emerging Manager Advisors, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company does not effect transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2010, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

RRBB

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 24, 2011